07026569

VELCRO
INDUSTRIES N.V.
Chamber of Commerce
6082

September 7, 2007

Securities & Exchange Commission
International Corporate Finance
Room 3093
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL

Your Reference No. 82-145

Dear Sirs:

On behalf of Velcro Industries N.V., a corporation organized under the laws of the Netherlands Antilles (the "Company"), and pursuant to paragraph (b)(1) of rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "Rule"), we are hereby furnishing the Securities and Exchange Commission with three copies of the following information made public by the Company during the period May 11, 2007 through August 9, 2007.

A. INFORMATION MADE PUBLIC PURSUANT TO LAW

1. None

B. INFORMATION DISTRIBUTED TO SECURITY HOLDERS

1. Information contained in the Interim Report to Shareholders for the quarter ended June 30, 2007

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

The foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

Cordially,

VELCRO INDUSTRIES N.V.

Peter A. Pelletier
Secretary

9/18

PAP/cad
Enclosures

CASTORWEG 22-24
WILLEMSTAD, CURACAO, NETHERLANDS ANTILLES

VELCRO®

THIRD QUARTER INTERIM REPORT

NINE MONTHS ENDED

3

JUNE 30, 2007

VELCRO
INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first nine months of fiscal year 2007 were $229,676,000, which was an increase of 8% over 2006. Sales for the third quarter were $81,751,000, which was an increase of 9% over the comparable period last year.

Operating profit for the nine months was $26,777,000, a 26% increase over 2006. For the quarter, operating profit was $10,123,000, which was an 8% increase over the third quarter of 2006.

Sales increases have been realized in each of the first three quarters of 2007. This sales growth, which has been achieved in all of our geographic regions, reflects continued strong demand for our core products, increased market penetration and successful new applications. These sales increases, together with the positive impact of programs to contain costs and increase efficiencies in all areas of the business, have resulted in increased operating profits each quarter. It should be noted, however, that the operating results for the first and second quarters of last year were relatively weak, due to costs associated with organizational restructuring and increases in energy and raw materials costs.

Royalties and other income totaled $470,000 for the first nine months of 2007, down from $4,217,000 in 2006. This decrease resulted from the recording of approximately $4,000,000 of income during the first quarter of last year relating to the resolution of three lawsuits.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
BALANCE SHEET
At June 30, 2007

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Non Current Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
PARENT SHAREHOLDERS' EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Investment income totaled $7,462,000 for the first nine months of fiscal year 2007, compared to $15,441,000 of investment income for the first nine months of last year. Investment income for the third quarter was $1,756,000 compared to $6,087,000 for the third quarter of last year. These decreases reflect a decline in the level of realized capital gains on sales of equity securities during 2007 and realignments in the investment portfolio during 2006.

The above factors resulted in profit for the period of $23,452,000 ($.78 per share) for the first nine months and $8,089,000 ($.27 per share) for the third quarter. These earnings were 16% below the first nine months of 2006 and 7% below for the third quarter.

There was a non-recurring executive compensation payment in July 2007 of approximately $8.3 million, which will be included in administrative expenses during the fourth quarter of fiscal year 2007.

For the Board of Directors

Robert W. H. Cripps
Chairman

A. John Holton
Deputy Chairman

August 9, 2007

June 30, 2007 US$'000	Sept. 30, 2006 US$'000
140,648	118,795
(57,656)	(46,107)
82,992	72,688
297,823	277,307
(3,499)	(3,465)
377,316	346,530
384,381	353,595
(7,065)	(7,065)
377,316	346,530

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Nine Months Ended June 30, 2007

Sales
Operating Expenses
Operating Profit
Royalties and Other Income
Interest Expense
Investment Income:
Interest Income
Other Investment Income
Profit before Income Taxes
Income Tax Expense
PROFIT FOR THE PERIOD

Average Number of Shares
Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Nine Months Ended June 30, 2007

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

Quarter Ended June 30, 2007 US$'000	Quarter Ended June 30, 2006 US$'000	Nine Months Ended June 30, 2007 US$'000	Nine Months Ended June 30, 2006 US$'000
81,751	75,083	229,676	211,909
(71,628)	(65,744)	(202,899)	(190,578)
10,123	9,339	26,777	21,331
160	140	470	4,217
(158)	(666)	(317)	(799)
776	458	4,700	3,339
980	5,629	2,762	12,102
11,881	14,900	34,392	40,190
3,792	6,179	10,940	12,172
8,089	8,721	23,452	28,018
30,040,490	30,040,490	30,040,490	30,040,490
.27	.29	.78	.93
--	--	.32	.30

Nine Months Ended June 30, 2007 US$'000	Nine Months Ended June 30, 2006 US$'000
20,921	22,491
(11,599)	(9,195)
325	(11,278)
9,647	2,018
20,684	27,131
30,331	29,149

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Nine Months Ended June 30, 2007

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2005	20,389	2,901
Profit for the Period		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at June 30, 2006	20,389	2,901

	Capital Stock US$'000	Capital in Excess of Par Value US$'000
Balance at October 1, 2006	20,389	2,901
Profit for the Period		
Net increase in fair value of marketable securities		
Net gains on sales of marketable securities		
Foreign exchange translation differences		
Dividends paid		
Balance at June 30, 2007	20,389	2,901

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2006, the interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board.

2. Dividends

The dividend of $0.32 per common share was paid on February 9, 2007 to shareholders of record as of January 9, 2007.

3. Taxes

As noted in the 2006 Annual Report, Canadian tax authorities completed a local tax audit in 2006. During the first quarter of 2007, the Canadian subsidiary received the final withholding tax assessment notices, which included penalties and interest, for the years 1995 through 2001 and 2004.

	For the Nine Months Ended June 30, 2007		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:			
External sales	229,676		229,676
Investment income		7,462	7,462
Segment Results	27,496	7,213	34,709

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
272,706	31,004	8,297	335,297
28,018			28,018
	4,911		4,911
	(11,216)		(11,216)
		2,618	2,618
(9,012)			(9,012)
291,712	24,699	10,915	350,616

Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
300,626	18,743	10,936	353,595
23,452			23,452
	16,356		16,356
	(2,565)		(2,565)
		3,156	3,156
(9,613)			(9,613)
314,465	32,534	14,092	384,381

These final assessments totaled approximately US$8.5 million. The difference between the total of these final assessments and the related liability recorded in the balance sheet as of the year ended September 30, 2006, of approximately US$550,000, has been recorded as a reduction to income tax expense in the income statement during the first quarter. The Canadian subsidiary paid these assessments and filed appeals with the Canadian tax authorities.

4. Subsequent Event

In July 2007, the Company made an executive compensation payment of approximately US$8.3 million. This non-recurring expense will be included in administrative expenses during the fourth quarter of fiscal year 2007.

5. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Nine Months Ended June 30, 2006		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
211,909		211,909
	15,441	15,441
25,797	15,192	40,989

END

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

♦

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA